SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Kosmos Energy Ltd.

(Name of Issuer)

Common Shares, Par Value $0.01

(Title of Class of Securities)

G5315B 10 7

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5315B 10 7

1	Name of Reporting Person Warburg Pincus Private Equity VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person PN

CUSIP No. G5315B 10 7

1	Name of Reporting Person Warburg Pincus International Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person PN

CUSIP No. G5315B 10 7

1	Name of Reporting Person WP-WPVIII Investors GP L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person OO

CUSIP No. G5315B 10 7

1	Name of Reporting Person WP-WPIP Investors GP L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person OO

CUSIP No. G5315B 10 7

1	Name of Reporting Person WPP GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person OO

CUSIP No. G5315B 10 7

1	Name of Reporting Person Warburg Pincus Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person OO

CUSIP No. G5315B 10 7

1	Name of Reporting Person Warburg Pincus Partners GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person OO

CUSIP No. G5315B 10 7

1	Name of Reporting Person Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person PN

CUSIP No. G5315B 10 7

1	Name of Reporting Person Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person OO

CUSIP No. G5315B 10 7

1	Name of Reporting Person Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person IN

CUSIP No. G5315B 10 7

1	Name of Reporting Person Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person IN

Item 1(a).		Name of Issuer: Kosmos Energy Ltd.
Item 1(b).		Address of Issuer’s Principal Executive Offices: Clarendon House 2 Church Street Hamilton HM 11, Bermuda

Item 2(a).

Names of Persons Filing:

This Schedule 13G/A is being filed by

(i)            Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”);

(ii)           Warburg Pincus Netherlands Private Equity VIII C.V. I, a company formed under the laws of the Netherlands (“WP VIII Netherlands”), and an affiliated fund of WP VIII;

(iii)          WP-WP VIII Investors, L.P., a Delaware limited partnership (“WP VIII Investors” and, together with WP VIII Netherlands and WP VIII, the “WP VIII Funds”), an affiliated fund of WP VIII;

(iv)          Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP”);

(v)           Warburg Pincus Netherlands International Partners I C.V., a company formed under the laws of the Netherlands (“WPIP Netherlands”), an affiliated fund of WPIP;

(vi)          WP-WPIP Investors, L.P., a Delaware limited partnership (“WPIP Investors” and, together with WPIP Netherlands and WPIP, the “WPIP Funds”; the WPIP Funds, together with the WP VIII Funds, the “Warburg Pincus Investors”), an affiliated fund of WPIP;

(vii)         WP-WPVII Investors GP L.P., a Delaware limited partnership (“WP VIII Investors GP”), the general partner of WP VIII Investors;

(viii)        WPP GP LLC, a Delaware limited liability company (“WPP GP”), the general partner of each of WP VIII Investors GP and WPIP Investors GP;

(ix)          Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners LP”);

(A)          the managing member of WPP GP and

(B)          the general partner of WP VIII, WP VIII Netherlands, WPIP and WPIP Netherlands;

(x)           Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), the general partner of WP Partners LP;

(xi)          Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP Partners GP;

(xii)         Warburg Pincus LLC, a New York limited liability company (“WP LLC”), the manager of the WP VIII Funds and WPIP Funds; and

(xiii)        Investment and voting decisions with respect to the common stock held by the Reporting Persons are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares held by the Reporting Persons. Each of the WP VIII Funds, the WPIP Funds, WP VIII Investors GP, WPP GP, WP Partners LP, WP Partners GP, WP, and WP LLC, are sometimes collectively referred to herein as the “Warburg Pincus Reporting Persons.”

Item 2(b)		Address or Principal Business Office or, if none, Residence: The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.
Item 2(c).		Citizenship: See Item 2(a) above.
Item 2(d).		Title of Class of Securities: Common shares, par value $0.01.
Item 2(e).		CUSIP Number: G5315B 10 7

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The information required by Item 4 is set forth in Rows 5 — 11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

As of January 31, 2020, as a result of the establishment of the committee of three or more individuals described in Item 2(a)(xiii) of this Amendment No. 6, the ownership of Charles R. Kaye and Joseph P. Landy each ceased to constitute beneficial ownership of more than five percent of the Ordinary Shares. The filing of this Amendment No. 6  represents the final amendment to the Schedule 13G and constitutes an exit filing for such Reporting Persons.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act. The Joint Filing Agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G/A jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 7, 2020

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By:	Warburg Pincus Partners, L.P., its General Partner
By:	Warburg Pincus Partners GP LLC, its General Partner
By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS INTERNATIONAL PARTNERS, L.P.
By:	Warburg Pincus Partners, L.P., its General Partner
By:	Warburg Pincus Partners GP LLC, its General Partner
By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WP-WP VIII INVESTORS GP L.P.
By:	WPP GP LLC, its General Partner
By:	Warburg Pincus Partners, L.P., its Managing Member
By:	Warburg Pincus Partners GP LLC, its General Partner
By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WP-WPIP INVESTORS GP L.P.
By:	WPP GP LLC, its General Partner
By:	Warburg Pincus Partners, L.P., its Managing Member
By:	Warburg Pincus Partners GP LLC, its General Partner
By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WPP GP LLC
By:	Warburg Pincus Partners, L.P., its Managing Member
By:	Warburg Pincus Partners GP LLC, its General Partner
By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS PARTNERS, L.P.
By:	Warburg Pincus Partners GP LLC, its General Partner
By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS PARTNERS GP LLC
By:	Warburg Pincus & Co., its Managing Member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Managing Director

MR. CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss, Attorney-in-Fact*
for Charles R. Kaye

MR. JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss, Attorney-in-Fact*
for Joseph P. Landy

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC. with respect to WEX, Inc. and is hereby incorporated by reference.